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Exhibit (a)(5)(C)

Sanmina-SCI Announces Final Results
of Tender Offer for Zero Coupon Convertible Subordinated Debentures due 2020

SAN JOSE, CA-March 25, 2005-Sanmina-SCI Corporation (NASDAQ: SANM) today announced final results of its previously announced tender offer for up to $735,632,000 aggregate principal amount at maturity of its outstanding Zero Coupon Convertible Subordinated Debentures due 2020 (the "Debentures"). The tender offer expired at 12:00 midnight, New York City time, on Friday, March 18, 2005.

Sanmina-SCI accepted $735,629,000 aggregate principal amount at maturity of the Debentures that were validly tendered in response to the tender offer, representing approximately 64.3% of the total outstanding Debentures.

Banc of America Securities LLC is the exclusive dealer manager for the tender offer, Georgeson Shareholder Communications Inc. is the information agent, and Wells Fargo Bank, N.A., is the depositary. Copies of the offer to purchase, letter of transmittal and related documents may be obtained at no charge from the information agent at (212) 440-9800 (banks and brokerage firms) and (800) 456-6112 (all others), or from the SEC's web site at www.sec.gov. Questions and requests for assistance concerning the offer may be directed to Banc of America Securities LLC, at (212) 933-2200 (collect) or (888) 583-8900 x2200 (toll free).

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  Exhibit (a)(5)(C)
Sanmina-SCI Announces Final Results of Tender Offer for Zero Coupon Convertible Subordinated Debentures due 2020